UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

EUREKA FINANCIAL CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29855C 10 8
(CUSIP Number)

Gary B. Pepper
3455 Forbes Avenue
Pittsburgh, Pennsylvania 15213
(412) 681-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2012
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D
CUSIP NO. 53017Q 102

1	NAME OF REPORTING PERSON Gary B. Pepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 66,888
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,888
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 1,317,897 shares outstanding at January 8, 2013.

Item 1.   Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Eureka Financial Corp. (the “Company”), a Maryland corporation, whose principal executive offices are located at 3455 Forbes Avenue, Pittsburgh, Pennsylvania 15213.

Item 2.   Identity and Background

(a)	This Schedule 13D is being filed by Gary B. Pepper.

(b)	Mr. Pepper’s business address is 3455 Forbes Avenue, Pittsburgh, Pennsylvania 15213.

(c)	Mr. Pepper is Executive Vice President and Chief Financial Officer of the Company and Eureka Bank (the “Bank”), the Company’s wholly owned subsidiary.

(d)	Mr. Pepper has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Pepper has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pepper is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

On February 28, 2011, the Bank completed its conversion from the mutual holding company to the stock holding company form of organization (the “Conversion”).  In connection with the Conversion, the Company became the Bank’s holding company on that date and stockholders of Eureka Financial Corp., a federally chartered corporation that formerly served as the Bank’s mid-tier holding company, had their shares of common stock converted into shares of Common Stock at an exchange ratio of 1.0457 shares of Company common stock for each share of the former Eureka Financial Corp. common stock they owned.

In connection with the Conversion, shares of old Eureka Financial Corp.’s common stock beneficially owned by Mr. Pepper were converted into 34,944 shares of Common Stock.  On February 28, 2011, Mr. Pepper purchased 26,530 shares of Common Stock in connection with the Conversion at a price of $10.00 per share with $265,300 in personal funds.  Of these 26,530 shares, 10,780 shares are held by Mr. Pepper under the Bank’s Retirement Savings Plan, 12,150 shares are held by Mr. Pepper in an individual retirement account and 3,600 shares are held by Mr. Pepper as custodian for his children.

Effective December 31, 2011, Mr. Pepper was allocated 832 shares of Common Stock under the Bank’s Employee Stock Ownership Plan.

On May 21, 2012, Mr. Pepper was awarded 4,582 shares of restricted stock under the Company’s 2012 Equity Incentive Plan.  The shares of restricted stock vest in five approximately equal installments commencing on May 21, 2013.

Item 4.   Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.  Mr.  Pepper may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as Executive Vice President and Chief Financial Officer of the Company and the Bank, Mr. Pepper does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a)           Mr. Pepper beneficially owns 66,888 shares, representing 5.08% of the 1,317,897 shares of the Common Stock deemed outstanding as of January 8, 2013.

(b)           Mr. Pepper has sole voting and sole dispositive power over 66,888 shares of Common Stock.

(c)           The information included in Item 3 of this Schedule 13D is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Pepper and any person with respect to any securities of the Company.

Item 7.   Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 8, 2013	By:	/s/ Gary B. Pepper
Gary B. Pepper